

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Martin Schroeter
Chief Executive Officer
Kyndryl Holdings, LLC
One New Orchard Road
Armonk, NY 10504

> **Re: Kyndryl Holdings, LLC**
> **Form 10-12B Filed on September 28, 2021**
> **File No. 001-40853**

Dear Mr. Schroeter:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 10-12B Filed on September 28, 2021

Unaudited Pro Forma Condensed Combined Financial Statements
Management Adjustments, page 47

1. Please revise Management's Adjustments to quantify each Management Adjustment. For example, your narrative description suggests that there are both synergies and dis-synergies, which should be separately quantified. To the extent that more than one Management Adjustment depicts such synergies and dis-synergies, each should be quantified separately. For example, your narrative disclosure refers to zero-based budgeting to determine headcount and also suggests there are other types of costs and considerations inherent in your synergies and dis-synergies. Further, please consider whether your presentation complies with the requirement to provide the disclosure for each Management Adjustment, including the material assumptions and limitations. Refer to Article 11-02(a)(7)(ii)(D) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John C. Kennedy